UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of _July, 2003

                          GRUPO IUSACELL, S.A. de C.V.

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                 (Translation of registrant's name into English)


                         Prol. Paseo de la Reforma 1236
                        Col. Santa Fe, Deleg. Cuajimalpa
                               05438, Mexico D.F.


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                     (Address of principal executive office)



     Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X__ Form _40-F_


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes __X__ No____

Documents Furnished By the Registrant

1. Press Release of the Registrant dated July 1st, 2003



                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            GRUPO IUSACELL, S.A. DE C.V.



Date: July 1st, 2003                            /s/___________________________
                                            Name:  Russell A. Olson
                                            Title: Executive Vice President and
                                                   Chief Financial Officer